77c.  Submission of matters to a vote of security holders

The Fund's annual shareholders meeting was held on June 9, 2005.
The results of votes taken among shareholders on the proposals presented at the meeting are listed below.

Proposal 1
To re-elect two Directors to the Board of Directors of the Fund

					# of 		% of
					Shares Voted 	Shares Voted
					------------    ------------

Carter W. Dunlap, Jr.
For 					34,705,893 	99.5%
Withheld 				171,751 	0.5%
Total 					34,877,644	100.0%

James M. Whitaker
					For 34,710,104 	99.5%
Withheld 				167,540 	0.5%
Total 					34,877,644 	100.0%

Brent R. Harris, Francis E. Lundy and Gregory S. Young continued in office as Directors.